EXHIBIT 12.1

SYNUTRA INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended March 31,
	2011	2010	2009	2008		2007
	(In thousands, except ratios)
Fixed charges:
Interest expense	$10,321	$8,603	$4,857	$6,354		$1,896
Capitalized interest	—	346	1,424	848		726
Estimation of the interest within rental expense	411	500	468	163		105
Total fixed charges	$10,732	$9,449	$6,749	$7,365		$2,727
Earnings:
Add:
Income (loss) before income tax	$(49,566)	$(31,776)	$(130,975)	$53,527		$21,470
Fixed charges (calculated above)	10,732	9,449	6,749	7,365		2,727
Amortization of capitalized interest	257	213	179	144		18
Deduct:
Noncontrolling interest	192	257	40	(11)		—
Capitalized interest	—	(346)	(1,424)	(848)		(726)
Total earnings	$(38,385)	$(22,203)	$(125,431)	$60,177		$23,489
Ratio of Earnings to Fixed Charges(1)	—	—	—	8.2	x	8.6	x

(1)
For purposes of this calculation, “Earnings” is Income (loss) before income taxes plus Fixed Charges and Amortization of capitalized interest less Noncontrolling interest and Capitalized interest. “Fixed Charges” is Interest expense plus Capitalized interest and Estimation of the interest within rental expense.  Earnings were insufficient to cover fixed charges by $49.1 million and $31.7 million, for the fiscal year ended March 31, 2011 and 2010, respectively.